UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 70-7018

REPORT FOR PERIOD

April 1, 2005 to June 30, 2005

PURSUANT TO RULE 24

In the matter of

CONESVILLE COAL PREPARATION COMPANY
Canton, Ohio

THIS IS TO CERTIFY THAT CONESVILLE COAL PREPARATION COMPANY, in accordance with the terms and conditions of, and for the purposes represented by, the application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated October 29, 1984, provides on Exhibits 1 through 5 the following information for the period April 1, 2005 through June 30, 2005:

a) corporate statements of income by month;
b) corporate balance sheets by month;
c) statements of quantities of coal processed and customer billings for coal washing services by month;
d) summary of expenses related to the operations of the coal washing facilities by month, and;
e) the price per ton of coal deliveries by month.

SIGNATURE

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Conesville Coal Preparation Company has duly caused this report to be signed on its behalf on this 15th day of August, 2005.

By:  /s/ Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director - Financial Reporting
American Electric Power Service Corporation

FILE NO.
070-07018

CONESVILLE COAL PREPARATION COMPANY
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO. 23463
BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2005

CONTENTS
Exhibit
Statements of Income	1
Balance Sheets	2
Statements of Quantities of Coal Processed and Customer Billings for Coal Washing Services	3
Statements of Cost of Operation	4
Price Per Ton of Coal Deliveries	5

				Exhibit 1

CONESVILLE COAL PREPARATION COMPANY
STATEMENTS OF INCOME
BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2005
(UNAUDITED)

	Month Ended
	April 30, 2005	May 31, 2005	June 30, 2005	Three Months Ended June 30, 2005
	(in thousands)
Operating Revenues - Services to Parent	$762	$822	$1,140	$2,724
Cost of Operation	765	824	1,174	2,763
Operating Loss	(3)	(2)	(34)	(39)
Nonoperating Income	7	7	9	23
Income (Loss) Before Federal Income Taxes	4	5	(25)	(16)
Federal Income Tax Benefit	1	1	31	33
Net Income	$5	$6	$6	$17

The common stock of the Company is wholly-owned by Columbus Southern Power Company.

			Exhibit 2

CONESVILLE COAL PREPARATION COMPANY
BALANCE SHEETS
BY MONTH-END, FOR THE QUARTER ENDED JUNE 30, 2005
(UNAUDITED)

	April 30, 2005	May 31, 2005	June 30, 2005
	(in thousands)
ASSETS

MINING PLANT
Mining Plant in Service	$1,773	$1,773	$1,773
Accumulated Amortization	(1,529)	(1,533)	(1,537)
NET MINING PLANT	244	240	236

CURRENT ASSETS
Advances to Affiliates	2,886	2,845	2,809
Accounts Receivable - General	27	19	21
Accounts Receivable - Affiliated Companies	762	822	1,140
Materials and Supplies	1,324	1,337	1,343
Other	36	34	32
TOTAL CURRENT ASSETS	5,035	5,057	5,345

DEFERRED INCOME TAXES	1,275	1,302	1,275

DEFERRED CHARGES	29	25	15

TOTAL ASSETS	$6,583	$6,624	$6,871

CAPITALIZATION AND LIABILITIES

CAPITALIZATION
Common Stock - Par Value $1,000 Per Share:
Authorized - 500 Shares; Outstanding - 100 Shares	$100	$100	$100
Paid-in Capital	400	400	400
Accumulated Other Comprehensive Loss	(147)	(147)	(147)
Retained Earnings	1,333	1,339	1,345
TOTAL SHAREHOLDER'S EQUITY	1,686	1,692	1,698

OTHER NONCURRENT LIABILITIES	3,800	3,837	3,752

CURRENT LIABILITIES
Accounts Payable - General	265	254	288
Accounts Payable - Affiliated Companies	119	76	106
Taxes Accrued	108	132	79
Other	486	492	516
TOTAL CURRENT LIABILITIES	978	954	989

OTHER DEFERRED CREDITS	119	141	432

TOTAL CAPITALIZATION AND LIABILITIES	$6,583	$6,624	$6,871

					Exhibit 3

CONESVILLE COAL PREPARATION COMPANY
STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
CUSTOMER BILLINGS FOR COAL WASHING SERVICES
BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2005

Services Rendered to Columbus Southern Power Company's Conesville Plant (a)	Raw Coal Input	Rejects	Clean Coal Output	Average Unit Price	Amount
(Month/Year)	(tons)	(tons)	(tons)	(per ton)	(in thousands)

April 2005	191,572	33,716	157,856	$4.83	$762
May 2005	207,150	39,858	167,292	4.91	822
June 2005	282,091	50,509	231,582	4.93	1,141

(a) Jointly owned by Cincinnati Gas & Electric Company, Dayton Power & Light Company and Columbus Southern Power Company, the parent of Conesville Coal Preparation Company

				Exhibit 4

CONESVILLE COAL PREPARATION COMPANY
STATEMENTS OF COST OF OPERATION
BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2005

	April 2005	May 2005	June 2005	Three Months Ended June 30, 2005
	(in thousands)
Labor - UMW (a)	$242	$226	$221	$689
Benefits - UMW (a)	87	89	89	265
Operating Materials	73	91	85	249
Maintenance - Materials and Services	53	63	98	214
Electricity	50	46	56	152
Other Billed Services	(1)	36	97	132
Taxes Other Than Income Tax	22	16	15	53
Rentals	220	213	202	635
Depreciation	4	4	4	12
Cleaning Cost Normalization (b)	(18)	22	291	295
Other Billed Services	33	18	16	67
Total	$765	$824	$1,174	$2,763

(a) United Mine Workers of America

(b) Represents the deferral/accrual required to establish revenue based on forecasted results for the remainder of the year. The amount of clearing cost normalization is established on an "overall" company basis (i.e., not itemized) and is eliminated by year-end.

					Exhibit 5

COLUMBUS SOUTHERN POWER COMPANY
PRICE PER TON OF COAL DELIVERIES
BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2005

	April 2005		May 2005		June 2005

Clean Coal Deliveries from Conesville Coal Preparation Plant (a)	$40.11	(b)	$41.55	(b)	$41.84	(b)

(a) Coal cleaned by Conesville Coal Preparation Plant and delivered to Columbus Southern Power Company's Conesville Generating Plant. These deliveries of clean coal will normally consist of coal cleaned from beginning inventory as well as current month deliveries.

(b) Average price per ton.